

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital, Inc.
60 Cutter Mill Road
Suite 205
Great Neck, NY 11201

      Re: Manhattan Bridge Capital, Inc.
          Registration Statement on Form S-3
          Filed May 22, 2024
          File No. 333-279603

Dear Assaf Ran:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Howard E. Berkenblit, Esq.